UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35548

EDWARDS GROUP LIMITED

(Exact name of registrant as specified in its charter)

Manor Royal

Crawley

West Sussex

RH10 9LW

United Kingdom

(401) 335-3400

+44 (0) 1293 603523

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, par value £0.002 per share

American Depositary Shares, each representing one ordinary share, par value £0.002

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 21, 2014
EDWARDS GROUP LIMITED

	By:	/s/ Adam Ramsay
		Name:	Adam Ramsay
		Title:	General Counsel